NEWS RELEASE

For Additional Information, contact:

Lincoln Bancorp                                        Citizens Bancorp
---------------                                        ----------------
T. Tim Unger, President                                Fred W. Carter, President
(317) 839-6539                                         (765) 654-8533


                      LINCOLN BANCORP AND CITIZENS BANCORP
                      ANNOUNCE SIGNING OF MERGER AGREEMENT

         PLAINFIELD, INDIANA and FRANKFORT, INDIANA -- MARCH 21, 2000 -- Lincoln Bancorp (NASDAQ-NM: LNCB), headquartered in Plainfield, Indiana, and Citizens Bancorp (OTC: CIBC), headquartered in Frankfort, Indiana, jointly announced today that they have signed a definitive agreement providing for the acquisition of Citizens Bancorp, a $63 million savings and loan holding company, by Lincoln Bancorp, a $411 million savings and loan holding company. Lincoln Bancorp is the parent company for Lincoln Federal Savings Bank and Citizens Bancorp is the parent company for Citizens Savings Bank of Frankfort.

         Under the terms of the agreement, each shareholder of Citizens Bancorp would receive .9375 shares of Lincoln Bancorp common stock plus $9.375 in cash for each share of Citizens Bancorp common stock owned by such shareholder. Based on the closing price of Lincoln Bancorp on March 20, 2000 of $9.75, the transaction is valued at $18.52 per share and has an aggregate value of approximately $17.8 million (assuming all outstanding stock options of Citizens Bancorp common stock are valued at the difference between the merger consideration and the exercise price of the options). Citizens Bancorp's common stock closed on the OTC Electronic Bulletin Board on March 20, 2000, at $12.25 per share. Approximately 900,000 shares of Lincoln common stock will be issued in this merger.

         This merger will be accounted for as a purchase transaction and Lincoln expects the transaction to be accretive to earnings per share in the first year following its completion.

         The proposed merger is expected to be completed in the third quarter of 2000. The proposed merger is subject to the approval of the shareholders of Citizens Bancorp and of the Office of Thrift Supervision and other customary conditions. It is anticipated that the stock portion of the consideration will be treated as a tax-free exchange.

         Lincoln intends to resume its previously announced 10% stock repurchase program. To date 415,600 shares of Lincoln common stock have been repurchased under that plan, leaving 215,232 shares for repurchase. Depending on market conditions and subject to required regulatory approvals upon filing an application, and securities law restrictions, Lincoln may elect to repurchase additional shares to be issued in the merger, in excess of its current repurchase program.

         Following the completion of the transaction, Fred W. Carter, president of Citizens Bancorp, will join the Board of Directors of Lincoln Bancorp and its subsidiary, Lincoln Federal Savings Bank. Citizens Savings Bank of Frankfort will merge into Lincoln Federal Savings Bank.

         "We believe that the merger with Citizens Bancorp strengthens our position in the Frankfort, Indiana market as we increase our deposit base to approximately 20% of the total market share in Clinton County" said T. Tim Unger, President & CEO of Lincoln Bancorp. Unger also stated that "Citizens Bancorp is a quality institution with philosophies similar to our own in assisting, over the years, thousands of people with the American Dream of home ownership. We look forward to providing a wide array of quality products and services to customers with the combination of excellent staff from our organizations."

         Citizens Bancorp's President, Fred W. Carter, said, when announcing the combination, "The joining of Citizens Bancorp with Lincoln Bancorp will allow us to increase our number of banking locations and to offer a broader array of products and services to our customers. We are excited about the opportunities presented by this partnership, and we feel it is in the best interests of our shareholders, customers and employees, as well as the communities we serve."

         Upon completion of the merger, Lincoln Bancorp will have total assets of approximately $468 million and will operate seven banking offices in Hendricks, Clinton, Montgomery and Morgan Counties, in Indiana.

         Trident Securities is serving as Citizen's financial advisor and has delivered a fairness opinion to its Board of Directors. Keefe, Bruyette & Woods, Inc. is serving as Lincoln's financial advisor and has delivered a fairness opinion to its Board of Directors.

         Statements contained in this press release that are not historical facts may constitute forward- looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) which involve significant risks and uncertainties. The companies intend such forward- looking statements to be covered in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. The companies' ability to predict results or the actual effect of future plans or strategies is inherently uncertain and involves a number of risks and uncertainties, some of which have been set forth in the companies' most recent annual reports on Form 10-K, which disclosures are incorporated by reference herein. The fact that there are various risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

                                                        -2-